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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20059

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                Amendment No. 1



NAME OF ISSUER: Weis Markets, Inc.


TITLE OF CLASS OF SECURITIES: Weis Markets, Inc. Common Stock


CUSIP NUMBER: 948849-104


Check the following box if a fee is being paid with this statement: [ ]








CUSIP NO. 948849-104

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(1) Names of Reporting Persons              SIDNEY APFELBAUM
    SS or IRS Identification Nos.           SS# ###-##-####
    of Above Persons

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(2) Check the Appropriate Box               (a)_________________________________
    if a Member of a Group
    (See Instructions)                      (b)___________X_____________________

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(3) SEC Use Only

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(4) Citizenship or Place                    United States
    of Organization

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Number of Shares         (5) Sole Voting          0
Beneficially Owned           Power
Owned by Each            _______________________________________________________
Reporting Person
With                     (6) Shared Voting        2,565,655
                             Power
                         _______________________________________________________

                         (7) Sole Dispositive     787
                             Power
                         _______________________________________________________

                         (8) Shares Dispositive   2,589,802
                             Power

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(9) Aggregate Amount Beneficially
    Owned by Each Reporting Person
                                                  2,590,589

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(10) Check if the Aggregate Amount
     in Row (9) Excludes Certain                     N/A
     Shares (See Instructions)

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(11) Percent of Class Represented
     by Amount in Row (9)                         6.2%

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(12) Type of Reporting Person                     INDIVIDUAL
     (See Instructions)

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                (Under the Securities and Exchange Act of 1934)

Item I (a) Name of Issuer:                   Wets Markets, Inc.

Item l(b) Address of Issuer's Principal      1000 South Second Street
          Executive Offices:                 P.O. Box 471
                                             Sunbury, PA 17801-0471

Item 2(a) Name of Person Filing:             SIDNEY APFELBAUM

Item 2(b) Address of Principal Business      43 South Fifth Street
                                             Sunbury, PA 17801
          Office, or if None, Residence:

Item 2(c) Citizenship:                       United States

Item 2(d) Title of Class of Securities:      Weis Markets, Inc. Common Stock

Item 2(e) CUSIP Number:                      948849-104

Item 3 See Item 12 of cover page(s) ("Type of Reporting Person") for each reporting person.

        BK = Bank as defined in Section 3(a) (6) of the Act.

        IV = Insurance Company registered under Section 8 of the Investment
             Company Act

        IA = Investment Advisor registered under Section 203 of the Investment
             Advisers Act of 1940

        EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13-d(l)(b)(1)(ii)(F)

       HC =  Parent Holding Company, in accordance with
             Section 240.13-d(l)(b)(1)(ii)(G)

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Item 4 Ownership:

        See Items 5 through 9 and 11 of cover page(s) as to each reporting person.

Item 5  Ownership of Five Percent or Less of a Class:   N/A

Item 6  Ownership of More than Five Percent on          N/A
        Behalf of Another Person:

Item 7  Identification and Classification of the        N/A
        Subsidiary Which Acquired the Security
        Being Reported by the Parent Holding Company:

Item 8  Identification and Classification of Members    N/A
        of the Group:

Item 9  Notice of Dissolution of Group:                 N/A

Item 10 Certification:

        By signing below I certify, that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. This filing is required as a result of the transfer of 2,435,497 shares of Weis Markets, Inc. Common Stock to a Trust with Mellon Bank, N.A. and the undersigned as Co-Trustees.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:


                                        _________________________________
                                                 Sidney Apfelbaum